UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                 Forcenergy Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   345206 10 6
                                   -----------
                                 (CUSIP Number)


                                 E. Joseph Grady
                               c/o Forcenergy Inc
                         2730 S.W. 3rd Avenue, Suite 800
                            Miami, Florida 33129-2356
                                 (305) 856-8500
                       ------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  May 18, 1999
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













                                Page 1 of 4 Pages

                                  SCHEDULE 13D

------------------------------                    ------------------------------
CUSIP No.          345206 10 6                            Page 2 of 4 Pages
------------------------------                    ------------------------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Eric Forss                                (no IRS Identification No.)
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      /_/

                                                                 (b)      /_/
--------------------------------------------------------------------------------
          SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          Not applicable
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                         /_/
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6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Sweden
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           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       19,200
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        None
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                         19,200
                                ------------------------------------------------
                               10       SHARED DISPOSITIVE POWER
                                        None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,200
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes 41,000 shares of Common Stock issuable upon the exercise of
         vested director stock options               /X/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Less than 1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The title of the class of the equity securities to which this Amendment No. 3 to the Statement on Schedule 13D relates is common stock, par value $.01 per share (the "Common Stock"). The name and address of the principal executive offices of the issuer of such securities is Forcenergy Inc, a publicly held Delaware corporation (the "Issuer"), 2730 S.W. 3rd Avenue, Suite 800, Miami, Florida 33129-2356. The Issuer was incorporated under the name Forcenergy Gas Exploration, Inc.

         This Amendment No. 3 is being filed by Eric Forss, a citizen of the Kingdom of Sweden. Information provided in this Amendment No. 3 to the Statement on Schedule 13D is as of the date of filing unless otherwise specified below. This Amendment No. 3 amends the reporting person's previous Statement as follows:

ITEM 5 IS HEREBY AMENDED TO REFLECT THE FOLLOWING INFORMATION:

         On April 20, 1999, Eric Forss resigned as a director of Backfaran Invest AB (formerly named Forsinvest AB), a privately held Swedish corporation ("Backfaran"), and on May 18, 1999 Eric Forss ceased to hold any pecuniary interest in Backfaran. All subsequent reports with respect to Backfaran shall be the sole responsibility of Backfaran.

         Mr. Forss previously served as one of three directors of Forsinvest AB, but did not control the ordinary business of Forsinvest AB, including the voting or disposition of shares of Forcenergy Inc. In addition, Mr. Forss had a pecuniary interest in Forsinvest AB of approximately 10%. Accordingly, neither the prior Statements filed by Mr. Forss nor this Statement shall be construed as an admission that Mr. Forss was or is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of securities owned by Backfaran.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A. Shareholders' Agreement, dated as of December 18, 1997, among Forcenergy Inc, Forsinvest AB, Eric Forss and Stridor Invest AB. (Previously filed).

         B. Agreement for Joint Filing on Behalf of Each Reporting Person. (Previously filed).

         C. Form of Registration Rights Agreement, dated as of March 31, 1998, among Forcenergy Inc, Eric Forss and Forsinvest AB. (Previously filed).



                                Page 3 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: June 3, 1999

                                                   ERIC FORSS



                                                   /s/ Eric Forss
                                                   -----------------------------
                                                   Eric Forss



                                Page 4 of 4 Pages